

Mail Stop 3561

December 6, 2006

<u>Via Fax & U.S. Mail</u>

Mr. Enrico D'Onofrio
Manager of Finance
Ducati Motor Holding S.p.A.
Via Cavalieri Ducati, 3
40132 Bologna, Italia

      Re: Ducati Motor Holding S.p.A.
               Form 20-F for the Year Ended December 31, 2005
               Filed July 14, 2006
               File No. 001-14908

Dear Mr. D'Onofrio:

      We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

      Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 20-F for the Year Ended December 31, 2005

Management's Discussion and Analysis of Financial Condition and Results of Operations

Liquidity and Capital Resources

Contractual Obligations, page 53

1. Supplementally explain to us how you have complied with our previous comment 2 issued on your December 31, 2003 financial statements in our letter dated November 30, 2004, related to the inclusion of interest payments and related footnotes in such table.

> *"As this table is intended to increase the transparency of cash flow, we believe that registrants should generally include scheduled interest payments in the table. Where interest rates are variable and unknown, you may use your judgment to determine whether or not to include such estimates. If you elect to include them, you may determine the appropriate methodology to estimate the interest payments. Regardless of whether or not you include interest payments in the table, a footnote to the table should clarify whether or not you have done so and, if applicable, the methodology you have used in your estimate. If interest payments are excluded from the table, please disclose the significant contractual terms of the debt and any other additional information that is material to an understanding of these future cash flows. For example, include the expected effect of interest rate swap agreements. Please note for future filings."*

Financial Statements

Note 1 - Organization and summary of significant accounting policies

(c.xii) Income Taxes, page F-21

2. You state that you record deferred tax assets/liabilities using the "full liability" method. Please confirm our assumption that this method is also known as the "balance sheet liability" method as referenced in paragraph IN2 of IAS 12. Alternatively, please explain how your methodology differs from that standard.

3. We note that you have provided your income tax related disclosures in four separate locations throughout your footnotes. To facilitate the reader's understanding, we suggest that you consolidate these disclosures to the extent practicable.

4. Please expand your disclosures regarding average tax rates and their derivation. It may be appropriate to further describe the two income taxes to which you are subject. It appears that disclosures of this nature have been included in previous filings. We also suggest that you expand your disclosures supporting your deferred tax assets. Please see our related comment below regarding the deferred tax assets and the accompanying valuation allowance presented in Note 40 for purposes of U.S. GAAP disclosures.

(c.xiv) Earnings per share, page F-21

5. It appears that additional earnings per share disclosures may be appropriate under paragraph 70 (a) through (c) of IAS 33. Please revise or advise.

Note 14 – Employees' leaving entitlements, page F-39

6. We see that you are accounting for employees' leaving entitlements as a defined benefit plan under IFRS. It appears that additional disclosures may be required under paragraph 120A of IAS 19. Please expand your presentation to include these disclosures or supplementally support your determination that no additional disclosures are required.

Note 35 – Segments

(a) Revenues and Costs, page F-74
7. We note from your disclosure here that you have allocated 100% of warranty expense to the motorcycle segment. Supplementally explain to us why you have not allocated any warranty expense to your spare parts segment.

Note 40 – Additional Financial Statement Disclosures Required by US GAAP

Income Taxes, page F-108
8. We note from your disclosure that your total valuation allowance has increased Euro 35,641 million during the year ended December 31, 2005, with Euro 33,058 relating to previous years. Supplementally explain to us and revise your disclosure to indicate why you believe such an increase is appropriate given your relatively brief history of significant operating losses and your recent implementation of a major restructuring plan. Describe, with greater specificity, the facts and circumstances that caused your change in judgment. We may have further comment on your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Amy Geddes at 202-551-3304 or Margery Reich at 202-551-3347 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3211 with any other questions.

Sincerely,

David R. Humphrey
Branch Chief